SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4) of
                       the Securities Exchange Act of 1934

                         Meridian Insurance Group, Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Meridian Insurance Group, Inc.
                      -----------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, No Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                   589644-10-3
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Norma J. Oman
                             Chief Executive Officer
                         Meridian Insurance Group, Inc.
                           2955 North Meridian Street
                        Indianapolis, Indiana 46208-4788
                                 (317) 931-7000
           -----------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 with copies to:

                               Stephen J. Hackman
                                   Ice Miller
                               One American Square
                                    Box 82001
                        Indianapolis, Indiana 46282-0002
                                 (317) 236-2100


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ITEM 1.  SUBJECT COMPANY INFORMATION

         The name of the subject company is Meridian Insurance Group, Inc., an Indiana corporation (the "Company" or "MIGI"). The address of the principal executive office of MIGI is 2955 North Meridian Street, Indianapolis, Indiana 46208-4788. The telephone number of the principal executive office of MIGI is
(317) 931-7000. The title of the class of equity securities to which this Statement relates is shares of Common Stock, no par value of MIGI (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of September 18, 1998) (collectively herein, the "Common Stock" or "Shares"). As of June 30, 2000, (as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000), 7,852,411 shares of Common Stock were outstanding.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

         The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

         This Statement relates to the tender offer by Meridian Insurance Group Acquisition Corporation ("Bidder"), an Illinois corporation and wholly-owned subsidiary of American Union Insurance Company ("Parent" or "AUIC"). Parent is an Illinois stock insurance company that is 50% owned by Gregory M. Shepard ("Shepard"). Shepard is also Chairman of the Board and President of AUIC. According to the Offer (as defined below), the tender offer is for the purchase of all of the outstanding shares of Common Stock of MIGI at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000, and the related Letter of Transmittal (which together constitute the "Offer").

         According to the Offer, Parent intends, as soon as practicable after the consummation of the Offer, to seek to have the Company merge with the Bidder (the "Proposed Merger") in order to acquire all shares of Common Stock not beneficially owned by the Bidder following consummation of the Offer. According to the Offer, each remaining share of Common Stock outstanding after the Proposed Merger (other than shares of Common Stock held by Parent or Shepard or held in the treasury of the Company) would be converted into the right to receive $20.00 net per Share in cash.

         The Offer states that the principal executive offices of the Bidder are located at 303 East Washington Street, Bloomington, Illinois 61701.



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ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement for the 2000 Annual Meeting of Shareholders, dated April 3, 2000 (the "Proxy Statement"), under the following headings: "Election of Directors", "Committees of the Board of Directors", "Certain Relationships and Transactions", "Description of Pooling Agreement", "Executive Compensation", "Aggregated Option/SAR Exercises in 1999 and 1999 Year-End Option/SAR Values", "Pension Plan", "Supplemental Retirement Income Plan", "Executive Bonus Compensation Plan", "Compensation Committee Interlocks and Insider Participation", "Change-in Control Agreements", and "Compensation of Directors".

         The Company has eight (8) directors, five (5) of whom are also directors of one of its affiliates, Meridian Mutual Insurance Company ("Meridian Mutual"). All of the Company's officers also serve as officers of Meridian Mutual. Meridian Mutual reimburses the Company for the services these officers perform solely on behalf of Meridian Mutual.

         Except as discussed herein or incorporated herein by reference, to the best of the Company's knowledge, as of the date hereof there are no other material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Bidder or its executive officers, directors or affiliates.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         At special meetings of the Board of Directors of the Company (the "Board") held on September 6 and September 8, 2000, the Board considered the terms of the Offer. As a result of these meetings, the Board, by unanimous vote (including the unanimous vote of the three members of the Board who are not members of the board of directors of Meridian Mutual), determined that the Offer is inadequate and not in the best interests of the Company and the Company's shareholders.
ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES TO THE BIDDER.

         A letter to shareholders communicating the Board's position and a copy of the press release announcing such recommendation are filed as Exhibits A and B hereto, respectively, and are incorporated herein by reference.

         In reaching the determination and recommendation set forth above, the Board considered numerous factors, including, without limitation, the following:


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         (1) The Board's  belief that the Offer price is inadequate and does not reflect the inherent value of the Company. In this regard, the Board considered the business, financial condition, results of operations, current business strategy and future prospects of the Company and whether the Offer was reflective thereof, including the opinion of the Company's management that the financial terms of the Offer are inadequate. The opinion of management was based on a variety of
         factors,   including  its  knowledge  of  the  Company's  business  and operations and of the strategic objectives and corporate policies and its views as to the prospects of the Company.

         (2) The opinion of A.G. Edwards & Sons, Inc. ("A.G. Edwards") that the Offer price is inadequate from a financial point of view as of September 8, 2000. Representatives of A.G. Edwards, who acted as financial advisors to the Company in relation to the Offer, participated in the special meetings of the Board and presented to the Board an analysis of the Offer from a financial point of view. A.G. Edwards has delivered a written opinion (the "A.G. Edwards Opinion") to the Board stating therein that, as of September 8, 2000, the consideration of $20.00 per Share being offered to the holders of the Shares pursuant to the Offer is inadequate from a financial point of view to the Company's shareholders (other than the Bidder and its affiliates).

         A copy of the A.G. Edwards Opinion is attached as Annex A hereto. THE COMPANY'S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE A.G. EDWARDS OPINION IN ITS ENTIRETY.

         (3) The Board's belief that, the Offer is subject to certain conditions that will not be satisfied, and, therefore, the Offer will not succeed. According to the Offer, there are significant uncertainties and contingencies associated with the Offer, including conditions which (i) are in the sole discretion of the Bidder, (ii) are subject to external events not directly related to the Company or (iii) are not within the control of the Company or the Bidder. Included among these contingencies are the following conditions:

         (a) Shares representing at least 50.1% of the voting securities of the Company (including Shares owned by Shepard) must have been tendered and not withdrawn before the expiration of the Offer ("Minimum Condition"). The Board believes that a majority of the Company's shareholders do not support the Offer. Meridian Mutual, which holds approximately 48.5% of the outstanding Common Stock, and the Company's directors and executive officers, who in the aggregate hold approximately two percent of the Common Stock, have advised the Board they will not tender their Shares in response to the Offer. In addition, the Company has received several unsolicited communications from other unrelated shareholders who have indicated that they will not tender their Shares in response to the Offer. The Shares owned by the shareholders described above represent more than 50% of the outstanding Common Stock. Consequently, the Board concluded that the Minimum Condition will not be satisfied.

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         (b)      Bidder (through AUIC or Shepard) must obtain  sufficient funds to finance the purchase of all of the Company's outstanding Shares at a price of $20.00 per Share. The Board does not believe that the Bidder will have available adequate financing to complete the Offer. In this regard, the Board noted that, according to the Offer, the total amount of funds necessary to consummate the Offer, including related fees and expenses, will be approximately $135.9 million. The Offer further states that the Bidder intends to obtain all of the funds necessary to purchase tendered shares from AUIC, and that AUIC "plans to obtain such funds from any and all sources available to it." The Board further noted that, although the Offer states that the Bidder, Parent and Shepard have held discussions with
                  investment  bankers  and  financial   institutions   regarding
                  Parent's ability to finance the Offer, the Offer does not state that any of those persons expressed an interest in or willingness to provide financing for the Offer. Moreover, the Board noted that the Offer specifically states that none of Parent, Bidder or Shepard makes any guarantees regarding their ability to finance the purchase of all outstanding Shares of the Company at a price of $20.00 per Share and that the Bidder
                  has  no   alternative   financing   arrangements   or   plans.
                  Furthermore, the Board believes that, based on the financial statements provided to the Company by Shepard and AUIC, neither AUIC nor Shepard has sufficient capital to purchase all of the Common Stock at a price of $20.00 per share pursuant to the Offer without additional financing, and that it is unlikely that AUIC or Shepard will be able to obtain such financing.

                  In view of the foregoing, the Board believes that the Offer is conditioned on financing which is not readily available and therefore is, in effect, illusory.

         (c) The Company's preferred share purchase rights must be redeemed by the Company at the redemption price of $.005 per right (the "Rights Redemption Condition"). The Board has not taken any action to redeem the preferred share purchase rights in response to the Offer and does not intend to do so. Therefore, the Rights Redemption Condition will not be satisfied.

         (d) Bidder, AUIC and Shepard must have obtained all insurance regulatory approvals necessary for their acquisition of control of the Company and its insurance subsidiaries on terms and conditions satisfactory to the Bidder, in its sole discretion. Based in part on Shepard's involvement in the recent insolvency of Illinois Healthcare Insurance Company and the harm caused thereby to policyholders in Indiana, Illinois and Ohio (see paragraph 4, below), the Board believes it is unlikely that Bidder, AUIC and Shepard will receive the regulatory approvals required to satisfy this condition.

         (4) The Board's belief that, based on Shepard's history and experience in the insurance industry, it would be contrary to the best interests of the Company's shareholders, employees, agents and policyholders and detrimental to the long-term financial viability of the Company and its insurance company subsidiaries for Shepard to gain control of the Company. Among the significant concerns noted by the

         Board was Shepard's involvement in the recent insolvency of Illinois HealthCare Insurance Company ("Illinois HealthCare"). The Offer states that Shepard was Chairman and Chief Executive Officer of Illinois HealthCare, an Illinois life, accident and health insurance company with health maintenance organization authority, from its founding in 1997 to June 30, 2000, when it voluntarily entered into an order of liquidation with the Illinois Department of Insurance. On September 1, 2000, The Indianapolis Star reported that the Illinois HealthCare insolvency left 26,000 policyholders in Indiana, Illinois and Ohio without insurance coverage, and required insurance guaranty funds in Indiana, Illinois and Ohio to cover health claims owed to policyholders.

         (5) The Board's belief that the market price of the Common Stock does not reflect the inherent value of the Company. The Board noted that many property and casualty insurance companies are currently out of favor with investors in general, and are trading at depressed prices relative to historic measures of value, such as book value. Immediately prior to the announcement of the Offer, the market price of the Company's Common Stock ($12.75) was below its June 30, 2000 book value ($17.00 per share). Moreover, the Company's Common Stock is not widely held and does not generally trade in large volumes. Thus, the Board concluded that the apparent premium associated with the Offer is misleading inasmuch as it is derived from a market price that does not represent the inherent value of the Company.

         (6) The Board's belief that no operational, financial or other synergies would result from an acquisition of the Company by AUIC or Shepard. As disclosed in the Offer, AUIC has only six (6) employees, and AUIC's total premiums earned in 1999 were less than $5.6 million.

         (7) The Board's belief that, based in part on the Company's experience in connection with the prior tender offer commenced by Shepard in 1999, the Offer is not a serious offer. The Board noted that, in April, 1999, Shepard, through American Union Financial Corporation, commenced a tender offer to purchase up to 350,000 MIGI shares (representing approximately 3.17% of the then-outstanding MIGI shares). However, as stated in the Offer, Shepard and American Union Financial Corporation terminated the tender offer without purchasing any of the tendered shares.

         (8) The Board's belief that the Offer is an attempt by Shepard, through AUIC and the Bidder, to capture for himself the future growth in revenues, net income and cash flow that are expected to be realized from the implementation of the Board's long-term strategies.

         (9) The destabilizing effect that the Board believes a successful Offer would have on the employees, agents and policyholders of the Company and the Company's affiliated insurance companies.

         In light of the above factors, the Board has determined that the Offer is not in the best interests of the Company and the Company's shareholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

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         The foregoing  discussion of the information and factors  considered by the Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information
considered,   the  Board  did  not  find  it  practicable  to  provide  specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that the Company's shareholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

         To the best of the Company's knowledge after reasonable inquiry, none of the Company's executive officers or directors currently intends to tender to the Bidder the Shares held of record or beneficially owned by such persons. Meridian Mutual, the Company's largest shareholder, has advised the Company that it does not intend to tender any of its Shares in response to the Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

         Pursuant to a letter agreement, dated August 31, 2000 (the "Letter Agreement"), the Company has retained A.G. Edwards to act as the Company's exclusive financial advisor in connection with the evaluation of the Offer. Pursuant to the Letter Agreement, the Company has agreed to pay A.G. Edwards the following fees: (i) an initial payment of $100,000 upon the execution of the Letter Agreement (to be credited against the fees earned in (iii) following);
(ii) a monthly retention payment of $40,000 every 30th day subsequent to September 30th for the term of the engagement; (iii) a fee of $400,000 in the event A.G. Edwards issues a written opinion; (iv) fees for assistance with any litigation that may arise as a result of the rejection or acceptance of the Offer. In the event that the Board elects to examine other strategic alternatives, the Company and A.G. Edwards will agree on a separate fee for those services.

         The Company has also agreed to reimburse A.G. Edwards for all reasonable out-of-pocket expenses incurred in connection with the performance of its duties under the Letter Agreement. These expenses, which shall be billed separately, include legal and other professional fees, travel, document procurement and computer services, and all other out-of-pocket expenses. A.G. Edwards shall not incur expenses in excess of $20,000 without receiving approval of the Company, such approval not to be unreasonably withheld. In addition, the Company has agreed to indemnify A.G. Edwards against certain liabilities in connection with their engagement.

         The Letter Agreement may be terminated at any time by either party, with or without cause, upon written notice to that effect to the other party; provided, however, that (i) any fees earned and expenses incurred will become payable immediately; (ii) the terms of indemnification will survive such

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

termination; and (iii) A.G. Edwards will be entitled to a reasonable Strategic Alternative Fee, in the event that any time prior to the expiration of twelve months after such termination, an agreement is entered into with respect to any transaction whereby A.G. Edwards analyzed the alternative at the explicit request of the Board during the term of its engagement.

         A.G. Edwards has provided investment banking services to the Company from time to time in the past for which it has received customary compensation.

         Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Except as set forth in this Item 6, no transactions in Shares have been effectuated during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         On August 15, 2000, Steven R. Hazelbaker, Executive Vice President and Chief Operating Officer of the Company, surrendered 312 Shares to the Company in payment of the exercise price of options to acquire 410 Shares at a price of $9.8136 per Share. Also, since 1998, Steven R. Hazelbaker has authorized regular monthly withdrawals of sums from his salary to be allocated to the purchase of Shares under the Company's 401(k) Plan. Within the past 60 days, the sum of $388 has been withheld from his salary, with which the Company's 401(k) Plan has purchased approximately 30 Shares for the benefit of Mr. Hazelbaker.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person; (2) an extraordinary transaction such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (4) any material change in the present dividend rate or policy of the Company, or in the indebtedness or capitalization of the Company.

Except for the Board resolutions embodying the Board's recommendation described in Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the first paragraph of this Item 7.


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



ITEM 8.  ADDITIONAL INFORMATION

         According to the Bidder's Offer to Purchase, the purpose of the Offer is to enable the Bidder to acquire control of, and ultimately the entire equity interest in, the Company. The Bidder currently intends, following completion of the Offer, to seek to consummate the Proposed Merger. In general, pursuant to the Indiana Business Corporation Law (the "IBCL"), the approval of both the shareholders and the board of directors of a corporation is required to effect a proposed merger of that corporation with or into another corporation except that no shareholder approval is required in the case of a corporation merging with a parent that owns 90% or more of the corporation pursuant to the provisions of
Section 23-1-40-4 of the IBCL. A merger effected pursuant to such provision is referred to herein as a "short-form merger." If the Offer is consummated and Bidder acquires 90% or more of the outstanding Shares pursuant to the Offer (and subsequent purchases, if any), according to the Offer to Purchase it will seek to effect the Proposed Merger as a short-form merger promptly thereafter. If the Offer is consummated and the Bidder acquires less than 90% of the outstanding Shares pursuant to the Offer (and subsequent purchases, if any), the Proposed Merger can only be effected with the approval of the Board and the Company's shareholders.

         A. Anti-takeover protections. Certain provisions of Indiana law and certain of the Company's contractual obligations (including the Rights Plan described below) may affect the ability of the Bidder to obtain control of the Company and to cause the consummation of the Proposed Merger.

         (1)      State Takeover Statutes.

                  Many states (including Indiana, where the Company is incorporated) have adopted takeover laws and regulations that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of states securities law, made takeovers of corporations meeting certain requirements more difficult. In 1987, however, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law, and in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeal for the Sixth

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

         Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

                  Indiana has a takeover offers statute that by its terms is applicable to the Offer. This statute requires the Bidder to file a takeover offer statement with the Indiana Securities Commissioner (the "Commissioner"). The Commissioner is required to hold a hearing within 20 business days thereafter to determine whether the takeover offer statement provides full and fair disclosure and, according to the statute, the Commissioner has the power to prohibit purchases under the Offer unless the takeover offer statement is deemed adequate by the Commissioner. Notwithstanding the statement in the Offer to the effect that the Indiana Takeover Offers Act does not apply to the Offer, the Bidder filed a takeover offer statement with the Indiana Securities Division on or about August 30, 2000. The Commissioner has scheduled a hearing on the matter for September 25, 2000.

         (2)      The Rights Plan.

                  On September 18, 1998, the Board of Directors of the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The purpose of the Rights Plan is to deter certain coercive takeover tactics, such as the Offer, and enable the Board of Directors to represent effectively the interests of shareholders in the event of a takeover attempt, and to protect against market accumulators who may be interested in putting the Company "into play." The Rights Plan does not deter negotiated mergers or business combinations that the Board of Directors determines to be in the best interests of the Company and its shareholders. The existence of the Rights Plan will make it more difficult for the Bidder to acquire control of the Company if Shares are purchased pursuant to the Offer.

                  Implementation. To implement the Rights Plan the Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding common share of the Company. The dividend was paid on September 28, 1998 to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company, no par value (the "Preferred Shares"), at a price of $75.00 per one-thousandth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Harris Trust and Savings Bank, as Rights Agent.

                  Rights Attach to Common Shares Initially. Initially and until a Distribution Date (as defined below) occurs, the Rights are attached to all Shares and no separate Rights certificates will be issued. During this initial period, the Rights are not exercisable; the Rights are transferred with the Shares and are not transferable separately from the Shares; new Share certificates or book entry Shares issued will contain a notation incorporating the Rights Agreement by reference; and the transfer of any Shares will also constitute the transfer of the Rights associated with those Shares.

                  Distribution of Rights. Separate certificates evidencing the Rights will be mailed to holders of record of the Shares on the "Distribution Date." The Distribution Date is the earlier to occur of the following two events (or such later date as may be determined by the Board of Directors, upon approval by a majority of Continuing Directors as defined below): the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired 20% or more of the outstanding Shares (thereby becoming an "Acquiring Person" under the Rights Plan); or such date as may be determined by the Board of Directors of the Company, upon approval of a majority of the Continuing Directors, after the commencement or announcement of a tender or exchange offer by a person or group for 20% or more of the outstanding Shares. Acquisitions by the following persons will not result in the person becoming an Acquiring Person: the Company, Meridian Mutual, any subsidiary or employee benefit plan of the Company or Meridian Mutual, or any other person approved in advance by the Board of Directors and the Continuing Directors.

                  After the Distribution Date, the Rights will be tradable separately from the Shares. After the Distribution Date and after the Company's right to redeem (as described below) has expired, the Rights will be exercisable in two different ways depending on the circumstances as set forth below.

                  Right to Purchase Company Stock. If a person or group acquires 20% or more of the outstanding Common Shares (thereby becoming an Acquiring Person) and the Company's redemption right has expired, each holder of a Right (except those held by the Acquiring Person and its affiliates and associates) will have the right to purchase, upon exercise, common shares (or, in certain circumstances, one one-thousandths of a Preferred Share or other similar securities of the Company) having a value equal to two times the purchase price of the Right. In other words, the Rights holders other than the Acquiring
         Person may purchase common shares or their equivalent at a 50% discount. For example, at the purchase price of $75.00 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $150.00 worth of Shares (or their equivalent) for $75.00. Assuming a value of $20.00 per Share at such time, the holder of each valid Right would be entitled to purchase 7.5 Shares (or their equivalent) for $75.00.

                  Right to Purchase Acquiring Person Stock. Alternatively, if, in a transaction not approved by the Board of Directors and the Continuing Directors, the Company is acquired in a merger or other business combination or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, and the Company's redemption right has expired, proper provision will be made so that each holder of a Right will thereafter have the right to purchase, upon exercise, that number of shares of common stock of the acquiring company as have a market value of two times the exercise price of the Right. In other words, a Rights holder may purchase the acquiring company's common stock at a 50% discount.

                  Exchange of Company Stock for Rights. At any time after any person or group becomes an Acquiring Person and before the Acquiring Person acquires 50% or more of the outstanding Shares, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which will have become void), in whole or in part, at an exchange ratio of one Share (or a share or interest in a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

                  Redemption. The Rights are redeemable by the Company, in whole but not in part, at a price of $0.005 per Right at any time up to and including the tenth day after the time that a person or a group has become an Acquiring Person, subject to extension of this redemption period by the Board of Directors. Immediately upon redemption the right to exercise will terminate and the only right of holders will be to receive the redemption price.

                  Expiration of Rights. The Rights will expire on September 18, 2008 unless the expiration date is extended by amendment as described below or unless the Rights are earlier redeemed or exchanged by the Company as described above.

                  Amendments. As long as the Rights are redeemable, the terms of the Rights may be amended by the Board of Directors (upon the approval of a majority of the Continuing Directors) in its discretion without the consent of the Rights holders. After that time, no amendment may adversely affect the interests of the Rights holders (other than the Acquiring Person).

                  Miscellaneous. "Continuing Director" means a member of the Board of Directors, who is not an Acquiring Person or a representative or nominee of an Acquiring Person, and who either (i) was a member of the Board of Directors on the date of the Rights Agreement or (ii) thereafter became a member of the Board of Directors, and whose nomination for election or election to the Board of Directors was recommended or approved by a majority of the Continuing Directors then on the Board of Directors.

                  The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are subject to adjustment under certain circumstances.

                  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one- thousandth interest in a Preferred Share that may be purchased upon exercise of each Right should approximate the value of one Share.

                  Until a Right is exercised, a Rights holder, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         B. Litigation. On August 30, 2000, AUIC, Shepard and Bidder instituted a declaratory judgment action against the Company and the individual members of the Board in the federal court for the Southern District of Indiana claiming, inter alia, that certain amendments to Article IV of the Company's Articles filed with the Secretary of State of Indiana on July 30, 1997 were ineffective to remove Sections 4.05 and 4.06 from the Company's Articles due to a failure to obtain shareholder approval as required by the IBCL. The complaint also alleges certain violations of the proxy rules of the Securities and Exchange Commission and alleges certain breaches of fiduciary duty by the Board members.

         The Company investigated the matters raised by the complaint and concluded that, due to a clerical error, Sections 4.05 and 4.06 of the Articles opting out of the Indiana Control Share Acquisition Statute and the Business Combinations Statute were inadvertently omitted from the text of the amendment to the Company's Articles filed with the Secretary of State in 1997. The plaintiffs were advised of the Company's findings on September 1, 2000. The Company filed articles of correction with the Secretary of the State to correct the error on September 6, 2000. Accordingly, the Control Share Acquisition Statute and the Business Combinations Statute do not apply to the Company.

ITEM 9.  EXHIBITS

         Exhibit A.     Letter to Shareholders, dated September 11, 2000.*

         Exhibit B.     Press release issued by the Company dated  September 11,
                        2000.

         Exhibit C.     Excerpted  Sections  of MIGI's  Proxy  Statement,  dated
                        April 3,  2000,  relating  to MIGI's  Annual  Meeting of
                        Shareholders.

         Exhibit D.     Opinion of A.G. Edwards & Sons, Inc., dated September 8,
                        2000.*

-----------------------------------
* Included in the Schedule 14D-9 mailed to Shareholders.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    September 11, 2000                  /s/   Norma J. Oman
                                        -------------------
                                        Norma J. Oman
                                        President and Chief Executive Officer

                                   Exhibit A

                                                              September 11, 2000


Dear Shareholders,

         On August 31, 2000, Gregory M. Shepard ("Shepard"), through Meridian Insurance Group Acquisition Corporation (the "Bidder") and its parent, American Union Insurance Company began its hostile tender offer to buy your shares of Meridian Insurance Group, Inc. (the "Company" or "MIGI") at a price of $20.00 per share. By now, you may have received the Bidder's tender offer materials.

         AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BIDDER'S OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE COMPANY OR ITS SHAREHOLDERS. ACCORDINGLY, YOUR BOARD RECOMMENDS THAT YOU REJECT THE BIDDER'S OFFER AND NOT TENDER ANY OF YOUR SHARES.

         Our recommendation is based on our belief that the Bidder's tender offer price does not reflect the inherent value of the Company and is unlikely to succeed. You may recall that Shepard commenced a tender offer in April 1999 through American Union Financial Corporation, in which he tried to acquire less than 5% of the outstanding shares of the Company. Now, he is trying to acquire 100% of the Company, to obtain absolute control.

         As you may have heard in the press, since Shepard's last tender offer, Illinois HealthCare Insurance Company, an Illinois insurance company of which Shepard had control, was forced into liquidation, leaving thousands of policyholders in Indiana, Illinois and Ohio without insurance coverage.

         The following is a summary of the reasons why the Board recommends rejection of the offer:

         o Your Board believes that, based on the Company's business, financial condition, results of operations, current business strategy and future prospects of the Company, the offer price is inadequate and does not reflect the inherent value of the Company.

         o A.G. Edwards & Sons, Inc., the Company's financial advisor, has delivered its opinion that the tender offer price is inadequate to the Company's shareholders from a financial point of view.

         o The Company has received communications from shareholders who, in the aggregate, hold more than 50% of the Company's shares, indicating that they do not support the offer and will not tender their shares. Therefore, the Board believes that Shepard will not be able to meet the Minimum Condition set forth in his Offer.

         o Your Board believes that Shepard will not be able to obtain sufficient funds to finance the purchase of all of the Company's shares at $20.00 per share. In fact, he has failed to present any plan or proposal regarding the financing of the tender offer. Also, in the offer Shepard specifically states that he has no alternative financing arrangements or plans, and that he will not make any guarantees regarding the ability to finance the tender offer.

         o Based on Shepard's past history and experience in the insurance industry, it would not be in the best interests of the Company or its shareholders, employees, agents and policyholders and would be detrimental to the long-term viability of the Company for Shepard to obtain control. Specifically, the Board is concerned with Shepard's involvement in the recent insolvency of Illinois HealthCare Insurance Company, as noted above.

         o The tender offer is an attempt by Shepard, through American Union Insurance Company and the Bidder, to capture for himself the future growth in revenues, net income, and cash flow that are expected to be realized from the implementation of the Board's long-term strategy.

         We urge you to read the attached Schedule 14D-9 with care so that you will be fully informed as to the Board's recommendation.

         In contrast to last year, this time we strongly urge you to reject the inadequate and highly conditional offer and recommend that you do not tender your shares.

         We thank you for your continued support and confidence.

         Sincerely,



         Norma J. Oman
         President and Chief Executive Officer

                                   Exhibit B

FOR IMMEDIATE RELEASE

Contact: Steven R. Hazelbaker
                  Executive Vice President and Chief Operating Officer
                  (317) 931-7269


                     MERIDIAN INSURANCE GROUP, INC.'S BOARD
                    UNANIMOUSLY REJECTS HOSTILE TENDER OFFER

Indianapolis,  IN, September 11, 2000--Meridian  Insurance Group, Inc., (Nasdaq:
MIGI) announced that on September 8, 2000, its Board of Directors met and unanimously recommended that MIGI's shareholders reject the recent $20.00 per share tender offer and not tender any of their shares.

In response to the hostile tender offer commenced on August 31, 2000, by Gregory
M. Shepard, through Meridian Insurance Group Acquisition Corporation (Bidder) and its parent American Union Insurance Company (AUIC), Norma J. Oman, President and Chief Executive Officer of MIGI sent a letter to the shareholders on behalf of the Board of Directors summarizing the reasons for the Board's recommendation not to tender any of their shares.

According to the letter, the Board concluded that the offer does not reflect MIGI's inherent value. The Board further elaborated, that MIGI's largest shareholder, Meridian Mutual, and MIGI's officers and directors have indicated that they will not tender their shares in response to the offer. The Board concluded that, since these shareholders collectively hold a majority of MIGI shares, the likelihood of success of the tender offer is questionable.

Also, the Board indicated that the Bidder has failed to present any plan or proposal regarding the financing of the tender offer. This is further supported by statements by the Bidder that no guarantees will be made regarding the ability to finance the tender offer.

Meridian Insurance Group, Inc. provides automobile, homeowners, farmowners, other personal lines of coverage, and commercial insurance. Meridian is licensed to write business in Washington, D.C., to facilitate the writing of commercial lines business by Maryland and Virginia agents, in the states of Arizona, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Michigan, Minnesota, Missouri, North Dakota, Ohio, Pennsylvania, South Dakota, Tennessee, Virginia, Washington and Wisconsin.

                                   Exhibit C

                              ELECTION OF DIRECTORS

         The Board of Directors consists of eight directors divided into three classes. Directors generally serve for terms of three years, but at the discretion of the Board, terms may be for one or two years. The term of one class of directors expires at each Annual Meeting of Shareholders. According to MIGI policy, at least two members of the Board of Directors will not otherwise be affiliated with MIGI or Meridian Mutual.

         Nominees for election this year are: Mr. Joseph D. Barnette, Jr., and Mr. Thomas H. Sams for three-year terms and Mr. Ramon L. Humke for a one-year term. All the nominees currently serve as MIGI directors. The other directors listed in the following table have terms of office expiring in 2001 or 2002.

         Each nominee has consented to serve for an additional term. If a nominee becomes unavailable before the election, your proxy card authorizes us to vote for a replacement nominee if the Board names one.

Name                                 Age      Capacity
----                                 ---      --------
Nominee for election as director
with term expiring in 2001:

Ramon L. Humke                        67      Director

Nominees for election as director
with terms expiring in 2003:

Joseph D. Barnette, Jr.               60      Director
Thomas H. Sams                        58      Director

Directors continuing in office
with terms expiring in 2002:

James D. Price                        61      Director
Sarah W. Rowland                      67      Director

Directors continuing in office
with terms expiring in 2001:

Norma J. Oman                         52      President, Chief Executive Officer
                                              and Director
David M. Kirr                         62      Director
John T. Hackett                       67      Director

         Mr. Barnette has served as a director of the Company since 1988. Mr. Barnette is the Chief Executive Officer and Chairman of the Board of Bank One, Indiana, NA. He also serves as a director of Indianapolis Power and Light Company and IPALCO Enterprises, Inc.

         Mr. Humke has served as a director of MIGI since 1987 and as Chairman since 1992. He is also Chairman of the Board of Directors of Meridian Mutual. Mr. Humke has been the President, Chief Operating Officer and a director of Indianapolis Power and Light Company since 1990. Mr. Humke is also a director of IPALCO Enterprises, Inc.

         Mr. Sams has served as a MIGI director since 1994. Mr. Sams has been President, Chief Executive Officer, principal owner, and a director of Waldemar Industries, Inc., an investment holding company in Indianapolis, Indiana, since 1967. He is also a director of Indianapolis Power and Light Company, IPALCO Enterprises, Inc., and Mid-America Capital Resource, Inc.

         Ms. Oman has been President, Chief Executive Officer, and a director of MIGI since 1991. She has served as President, Chief Executive Officer, and a director of Meridian Mutual and Meridian Security Insurance Company ("Meridian Security") since 1990. She is also a director of Lilly Industries, Inc.

         Mr. Kirr has served as a MIGI director since 1992. Mr. Kirr has been the President of Kirr, Marbach & Company, a Columbus, Indiana, investment advisory firm, since 1975.

         Mr. Hackett has served as a director of the Company since 1992. Mr. Hackett has been a Managing General Partner of CID Equity Partners, L.P., a venture capital firm, since 1991. Mr. Hackett also serves as a director of Meridian Mutual, Ball Corporation, Irwin Financial Corporation, Waterlink, Inc., and Wabash National Corporation.

         Mr. Price has been a MIGI director since 1998 and a Meridian Mutual director since 1987. Mr. Price is a First Vice President - Investments for Prudential Securities Incorporated.

         Ms. Rowland has served as a director of the Company since 1994. Ms. Rowland was Chief Executive Officer of Rowland Design, Inc., an Indianapolis, Indiana, interior design and space planning firm, from 1993 to 1999, and she has been chairman of its board of directors since 1993. She also is a director of Meridian Mutual, Indianapolis Power and Light Company and IPALCO Enterprises, Inc.


                      COMMITTEES OF THE BOARD OF DIRECTORS

         During 1999 the Board of Directors held six meetings. Each director attended at least 75 percent of the aggregate of the total number of Board meetings and the total number of meetings of all Board committees on which the director served. MIGI's Board of Directors has six committees. They normally hold joint meetings with similar committees of the Meridian Mutual Board of Directors.

Audit Committee

         Members:     Directors Barnette, Hackett, Humke and Price
         Number of Meetings in 1999:  Four
         Functions:   o  Reviews accounting and financial reporting functions
                      o  Oversees  internal  controls,   audits  and  compliance
                         program
                      o  Recommends  independent  auditors  and  oversees  their activities
                      o  Monitors   the   parties'   relationships   under   the
                         Reinsurance Pooling Agreement

Compensation Committee

         Members:     Directors Humke and Sams
         Number of Meetings in 1999:  Two
         Functions:   o  Establishes  and  administers  executive   compensation
                           program and any incentive compensation plans
                      o  Reviews salary and employee benefit programs
                      o  Administers 1996 Employee Incentive Stock Plan

Finance and Investment Committee

         Members:     Directors Barnette, Hackett, Humke, Kirr, Oman and Price
         Number of Meetings in 1999:  Four
         Functions:   o  Establishes investment policy and guidelines
                      o  Reviews and approves Company investment transactions

Nominating Committee

         Members:      Directors Humke, Oman and Rowland
         Number of Meetings in 1999:  None
         Functions:   o  Considers and  recommends  candidates for membership on the Board of Directors
                      o  Will consider a candidate for director recommended by a shareholder

Business Development Committee

         Members:     Directors Rowland, Humke, Oman, and Price
         Number of Meetings in 1999: Two
         Functions:   o  Reviews  management  proposals  for product and service developments and enhancements
                      o  Assists and guides  management with strategic  business initiatives

Pooling Agreement Committee

         Members:     Directors Barnette, Hackett, Humke, Kirr, and Oman
         Number of Meetings in 1999:  None
         Functions:   o  At request  of Audit  Committee and in conjunction with
                           Meridian Mutual's Pooling Agreement Committee, reviews relationships among the parties to the Reinsurance Pooling Agreement and determines whether the percentage participation of the parties continues to bear an appropriate relationship

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

         Meridian Mutual incorporated MIGI in 1986. MIGI remained a wholly-owned subsidiary of Meridian Mutual until March 1987. At that time, MIGI sold 1,700,000 Common Shares in a public offering. This reduced Meridian Mutual's ownership of MIGI's outstanding Common Shares from 100 percent to approximately 65 percent. MIGI completed a second public offering of 1,725,000 Common Shares in 1993. This further reduced Meridian Mutual's ownership of MIGI to approximately 46.8 percent of its Common Shares. In mid-1996, the Company acquired Citizens Security Group, Inc., and its property and casualty insurance subsidiaries, Meridian Citizens Security Insurance Company ("MC Security"), formerly Citizens Fund Insurance Company, and Insurance Company of Ohio ("ICO") and became affiliated with Meridian Citizens Mutual Insurance Company ("MC Mutual"), formerly Citizens Security Mutual Insurance Company. References in this Proxy Statement to "Meridian Citizens Group" include MC Security, ICO and MC Mutual.

         MIGI markets insurance products and services through its wholly-owned subsidiaries, Meridian Security and MC Security. Their operations are interrelated with the operations of MC Mutual and Meridian Mutual, an Indiana mutual property and casualty company. MIGI believes its various transactions with Meridian Mutual and MC Mutual are on terms no less favorable to MIGI than what could be negotiated with an independent third party.

         MIGI obtains the majority of its insurance business through a Reinsurance Pooling Agreement with Meridian Mutual and MC Mutual. In addition, Meridian Mutual provides the facilities and many services required to conduct MIGI's business. During 1999 MIGI paid Meridian Mutual $334,008 for administrative and other services.

Description of Pooling Agreement

         Meridian Mutual, Meridian Security, MC Mutual, MC Security and ICO are parties to a Reinsurance Pooling Agreement. It covers all the property and casualty insurance written by the parties. Thus, premiums, losses, loss adjustment expenses and the underwriting and administrative expenses of the parties are shared according to established percentages. Currently, the participation percentages are 74 percent for MIGI's insurance subsidiaries, 22 percent for Meridian Mutual, and four percent for MC Mutual. These participation percentages were fixed with reference to the relative surplus positions of the companies.

         The MIGI and Meridian Mutual Audit Committees have the responsibility of monitoring the parties' relationships under the Reinsurance Pooling Agreement. The Committees have established the procedures they deem necessary and appropriate for this process. Their guidelines provide for:
            o reviewing the participation percentages at  least annually and
            o referring any decision to change the participation  percentages to the Pooling Agreement Committees of MIGI and Meridian Mutual.

         MIGI's business and operations are integrated with and dependent upon Meridian Mutual's business and operations. Management of Meridian Mutual and MIGI will decide:
            o which expenses relate to underwriting, meaning they will be shared by the parties under the pooling agreement; and
            o which assets and liabilities will be transferred among the parties to the pooling  agreement  and what their  values are.
The pooling agreement does not have established procedures for making these decisions.

         MIGI and Meridian Mutual do not always have the same interests. Their interests conflict when it comes to:
            o establishing participation ratios under the pooling agreement;
            o allocating expenses unrelated to insurance underwriting; and
            o MIGI's dividend policy.

Their interests may or may not be in conflict regarding:
            o business and investment philosophies;
            o profit objectives;
            o cash management; and
            o possibly other matters.

         The wording of the pooling agreement itself eliminates some potential conflicts. For instance, it doesn't matter which company insures a particular pooled risk because the operating results of all the participants depend on the results of the total business covered by the pooling agreement. Therefore, the parties will have identical loss and loss adjustment expense ratios and virtually identical expense ratios.

         When the interests of MIGI and Meridian Mutual conflict, MIGI directors make decisions based on their fiduciary duties to the Company and its shareholders. However, individuals who are directors of both the Company and Meridian Mutual also owe fiduciary duties to the policyholders of Meridian Mutual. There are no procedures for having only disinterested directors make those decisions.

         Future events that could affect the participation percentages among the parties include:
            o Meridian  Mutual's  receipt of dividends on MIGI Common  Shares it owns;
            o changes in the  capital  structure  or asset  values of any of the parties to the pooling agreement;
            o different effective rates of income taxation; or
            o other factors which  disproportionately  affect the surplus of the companies.

         The pooling agreement has no fixed term. It will stay in effect with regard to any one party until both Meridian Mutual and that party decide to end the agreement. A vote by MIGI shareholders is not necessary to amend or terminate the pooling agreement. If the pooling agreement were terminated:
            o the  terminating  party would transfer back to Meridian Mutual the liabilities ceded by Meridian Mutual plus an equal amount of assets, and
            o Meridian Mutual would transfer back to the  terminating  party the liabilities ceded by the terminating party plus an equal amount of assets.
Terminating the pooling agreement would not affect MIGI's ownership of all the outstanding common shares of Meridian Security, MC Security and ICO.

         The pooling agreement cannot be terminated or the participation percentages changed unless the Insurance Commissioners of Indiana, Minnesota and Ohio give their approval. This requirement is for the protection of policyholders of Meridian Security, MC Security, ICO, MC Mutual and Meridian Mutual, and not for the protection of MIGI shareholders. MIGI intends for its insurance subsidiaries to remain in the pooling agreement, absent unforeseen changes in circumstances.

MIGI Audit Committee:  Directors Barnette, Hackett, Humke and Price
Meridian Mutual Audit Committee:  Directors Hackett, Humke and Price
MIGI Pooling Agreement Committee: Directors Barnette, Hackett, Humke, Kirr and Oman
Meridian Mutual Pooling Agreement Committee:  Directors Hackett,  Humke and
Oman

                             EXECUTIVE COMPENSATION

         The following table shows the compensation paid for the last three years to MIGI's Chief Executive Officer and the four other most highly compensated executives serving as MIGI executive officers as of December 31, 1999. Annual compensation includes amounts deferred at the officer's election. All of MIGI's officers also serve as officers of Meridian Mutual. Meridian Mutual reimburses MIGI for the services these "Named Executive Officers" perform solely on behalf of Meridian Mutual.

                           Summary Compensation Table
                           --------------------------
                                                                           Long-Term Compensation
                                                                        ------------------------------
                               Annual Compensation                        Awards             Payouts
                               -------------------                        ------             -------
                                                             Other          Securities
                                                             Annual         Underlying                    All Other
Name and                                                     Compen-         Options/       LTIP          Compen-
Principal                           Salary        Bonus      sation            SARS         Payouts       sation
Position                 Year        ($)          ($)        ($) (1)         (#) (2)        ($)           ($) (3)
--------                 ----        ---          ---        -------         -------        ---           -------
Norma J. Oman            1999     $350,000       $87,500     $233,222         --0--          --0--       $54,643
President and Chief      1998      340,192         --0--        --0--         --0--          --0--        32,853
Executive Officer        1997      292,116         --0--        --0--        81,590          --0--        46,920

Steven R. Hazelbaker     1999      170,000        29,750        --0--         --0--          --0--         4,800
Vice President           1998      163,762         --0--        --0--         --0--          --0--         4,312
Chief Financial          1997      138,669         --0--        --0--        19,333          --0--         4,160
Officer and Treasurer

J. Mark McKinzie         1999      148,698        26,250        --0--         --0--          --0--         4,299
Vice President           1998      148,577         --0--        --0--         --0--          --0--         4,286
Corporate Secretary and  1997      130,654         --0--        --0--        17,839          --0--         3,920
General Counsel

Timothy J. Hanrahan      1999      150,000        26,250       19,093         --0--          --0--         9,138
Senior Vice President    1998      140,962         --0--        --0--         --0--          --0--         6,192
                         1997      113,054         --0--        --0--        15,461          --0--         3,392

Carl W. Buedel           1999      150,000        26,250       15,803         --0--          --0--         8,673
Senior Vice President    1998      140,962         --0--        --0--         --0--          --0--         6,082
                         1997      110,958         --0--        --0--        14,436          --0--         3,329


(1) For 1999, Other Annual Compensation reports the taxable portion of exercised stock options, that being the difference between the fair market value of the stock on the date of exercise and the option price.

(2) Options to acquire Common Shares granted pursuant to the 1996 Employee Incentive Stock Plan, as adjusted for ten percent stock dividends distributed in January 1999 and January 2000.

(3) For 1999, consists of Meridian Mutual's matching contributions of $4,800, $4,800, $4,299, $4,308, and $4,308 to the Section 401(k) deferred compensation accounts of Ms. Oman, Mr. Hazelbaker, Mr. McKinzie, Mr. Hanrahan, and Mr. Buedel, respectively; and accruals under the Supplemental Retirement Income Plan of $49,843, $4,830, and $4,365 for the accounts of Ms. Oman, Mr. Hanrahan, and Mr. Buedel, respectively. For 1998, consists of MIGI's matching contributions of $4,800, $4,312, $4,286, $4,229, and $4,229 to the Section 401(k) deferred compensation accounts of Ms. Oman, Mr. Hazelbaker, Mr. McKinzie, Mr. Hanrahan, and Mr. Buedel, respectively; and accruals under the Supplemental Retirement Income Plan of $28,053, $1,963, and $1,853 for the accounts of Ms. Oman, Mr. Hanrahan, and Mr. Buedel, respectively. For 1997, consists of MIGI's matching contributions of $4,750, $4,160, $3,920, $3,392, and $3,329 to the Section
401(k) deferred compensation accounts of Ms. Oman, Mr. Hazelbaker, Mr. McKinzie, Mr. Hanrahan, and Mr. Buedel, respectively; and an accrual under the Supplemental Retirement Income Plan of $42,170 for the account of Ms. Oman.

         The Board elects officers of MIGI for one-year terms. The officers serve at the discretion of the Board of Directors. There is no family relationship between any of the officers of the Company.

         Mr. Hanrahan, age 54, was elected a Vice President of MIGI in 1994 and a Senior Vice President in 1997. He has been a Vice President of Meridian Mutual and Meridian Security for more than the past five years and a Meridian employee since 1981.

         Mr. Buedel, age 53, was elected a Vice President of MIGI in 1994 and Senior Vice President in 1997. He has been a Vice President of Meridian Mutual and Meridian Security since 1990. Mr. Buedel has been a Meridian employee since 1981.

         Mr. Hazelbaker, age 44, was elected Chief Financial Officer and Treasurer of MIGI, Meridian Mutual and Meridian Security in 1994 and a Vice President of all three companies in 1995. From 1987 until joining the Company in 1994, he was a partner with PricewaterhouseCoopers L.L.P.

         Mr. McKinzie, age 46, terminated his employment with the Company in January 2000. Prior to leaving the Company, he had served as Vice President, Corporate Secretary, and General Counsel of MIGI, Meridian Mutual, and Meridian Security for more than the past five years.

                   AGGREGATED OPTION/SAR EXERCISES IN 1999 AND
                         1999 YEAR-END OPTION/SAR VALUES

         The following table shows information about options exercised during 1999 and about unexercised options held at December 31, 1999, by the Named
Executive Officers. The Company does not have any outstanding stock appreciation rights.


                                                   Number of Securities                 Value of Unexercised
                                                   Underlying Unexercised               In-the-Money
            Shares                                 Options/SARs at Fiscal Year End(#)   Options/SARs at Fiscal Year End($) (3)
           Acquired                                Exercisable(E)/                      Exercisable(E)/
Name     On Exercise(#)(1)  Value Realized($) (2)  Unexercisable(U)                     Unexercisable(U)
----     -----------------  ---------------------  ----------------------------------   --------------------------------------
Norma J.
Oman             30,568          $233,222               141,814 E                          $ 332,374 E

Steven R.
Hazelbaker        --0--             --0--                41,343 E                            111,159 E

J. Mark
McKinzie          --0--             --0--                38,015 E                            102,011 E

Timothy J.
Hanrahan          3,850            19,093                28,761 E                             70,887 E

Carl W.
Buedel            3,300            15,803                28,561 E                             73,332 E


(1) Share number reflects adjustment for ten percent stock dividend declared in December 1999.
(2) Aggregate market value of the Common Shares covered by the option less the aggregate price paid by the executive.
(3) Amounts reflecting gains on outstanding options are based on the December 31, 1999, closing stock price of $14.00.

Pension Plan

         The Company maintains a defined benefit pension plan for eligible employees. All MIGI employees completing more than 1,000 hours of employment during a plan year become eligible to participate in the plan. The following table shows the range of estimated annual benefits payable upon retirement for graduated levels of average annual earnings and years of service, based on retirement at age 65 in 2000. The annual earnings cannot exceed the $170,000 maximum compensation limit for purposes of pension calculations.

                               PENSION PLAN TABLE

                                Years of Service
                -------------------------------------------------------
Remuneration       15          20          25          30          35
------------       --          --          --          --          --

     $120,000   $28,209     $37,613     $47,016     $54,419     $65,822
      200,000    38,709      51,613      64,516      77,419      90,322
      250,000    38,709      51,613      64,516      77,419      90,322
      350,000    38,709      51,613      64,516      77,419      90,322
      450,000    38,709      51,613      64,516      77,419      90,322
      550,000    38,709      51,613      64,516      77,419      90,322

         The plan provides a pension annuity beginning at age 65 of 1.125 percent of the employee's final monthly earnings for each year of credited service plus .625 percent of the employee's final monthly earnings in excess of the monthly Social Security covered compensation, if any, for each year of credited service to a maximum of 35 years. "Final monthly earnings" mean the employee's average monthly pay during his or her five highest consecutive salary years out of the last ten. "Credited service" means calendar years during which the employee completes at least 1,000 hours of employment. The plan also provides benefits for delayed retirement, early retirement, and death and disability. Early retirement benefits are available at age 55. The plan has provisions for optional methods of benefit payment, payments to an employee leaving after a certain number of years of service, and payments to the employee's surviving spouse. Benefits listed in the table are computed based on a straight life annuity and are not subject to any deduction for Social Security or other offset amounts. Section 415 of the Internal Revenue Code allows an individual maximum annual benefit of $135,000 for 2000. The Plan covers compensation consisting of salary and cash bonus. For 1999, covered compensation for the Named Executive Officers was: Ms. Oman, $437,500; Mr. Hazelbaker, $199,750; Mr. McKinzie, $174,950; Mr. Hanrahan, $176,250; Mr. Buedel, $176,250.


         The estimated credited years of service for the Named Executive Officers as of January 2000 are listed below:

                                        Estimated  Years  of
                                         Credited  Service

    Norma J. Oman..................                26
    Steven R. Hazelbaker...........                 6
    J. Mark McKinzie...............                11
    Carl W. Buedel.................                18
    Timothy J. Hanrahan............                19

Supplemental  Retirement  Income  Plan

         The Supplemental Retirement Income Plan covers certain MIGI employees with more than ten years of credited service. These employees also participate in the MIGI Pension Plan. The supplemental plan provides benefits in excess of the limitations imposed by Section 401(a)(17) and Section 415 of the Internal Revenue Code. The Supplemental Retirement Benefit is payable to an eligible participant as a straight life annuity over the lifetime of the participant beginning on the participant's normal retirement date. Early retirement benefits are available at age 55. The Plan also has provisions for optional joint and survivor methods of benefit payment. The Benefit will be a monthly amount equal to the difference between (a) the monthly amount of the MIGI Pension Plan retirement benefit to which the participant would have been entitled if computed without the limitations under the Internal Revenue Code and (b) the monthly amount of the benefit actually payable to the participant under the MIGI Pension Plan.

         The following table lists the Supplemental Retirement Benefit payable upon retirement for graduated levels of average annual earnings and years of service for participants under the Plan, based on retirement at age 65 in 2000. The benefits are not subject to any deduction for Social Security or other offset amounts. The 1999 compensation covered by the Plan for the Named Executive Officers is found under the caption, "Pension Plan." Their estimated years of credited service are also listed under "Pension Plan."

                    Supplemental Retirement Income Plan Table

                                      Years  of  Service
                    -----------------------------------------------------------
Remuneration           15            20           25            30         35
------------           --            --           --            --         --
     $170,000...... $ 2,625       $ 3,500      $ 4,375       $ 5,250    $ 6,125
      200,000......  10,500        14,000       17,500        21,000     24,500
      250,000......  23,625        31,500       39,375        47,250     55,125
      300,000......  36,750        49,000       61,250        73,500     85,750
      350,000......  49,875        66,500       83,125        99,750    116,375
      400,000......  63,000        84,000      105,000       126,000    147,000
      450,000......  76,125       101,500      126,875       152,250    177,625
      550,000...... 102,375       136,500      170,625       204,750    238,875


Executive Bonus Compensation Plan

         MIGI maintains a bonus compensation plan for key executive employees ("the Plan"). The President selects Plan participants each year, subject to approval of the Compensation Committees of the MIGI and Meridian Mutual Boards of Directors. The purpose of the Plan is to establish compensation commensurate with corporate performance compared to goal. Criteria for determining bonus payments are established prior to the beginning of each year. The performance measure for 1999 was the combined pre-tax net income of Meridian Mutual, Meridian Security and the Meridian Citizens Group. Graduated amounts of cash bonuses become payable if the combined financial performance of these companies meets the threshold level of 80 percent of goal or exceeds it up to a maximum of 120 percent of goal. After the close of the year, performance is evaluated relative to the predetermined goals. Actual bonus awards are determined on the basis of this evaluation. The participant may elect to receive the bonus in cash or MIGI stock or a combination of the two.

Compensation Committee Interlocks and Insider Participation

         MIGI's Compensation Committee consists of Thomas H. Sams and Ramon L. Humke, Chairman of the MIGI Board of Directors. The bylaws of the Company provide that the Chairman of the Board is an officer of the Company, but Mr. Humke is not an employee of the Company. Mr. Humke also serves on the Compensation Committee of Meridian Mutual.

Change-in-Control Agreements

         MIGI has executed change-in-control severance pay arrangements with the executives of MIGI and Meridian Mutual. The Termination Benefits Agreement ("Agreement") would provide severance payments and benefits to the executives if their employment is terminated under certain circumstances within one year following a change in control. A "change in control" would occur if 50 percent or more of MIGI's outstanding Common Shares were acquired by an entity other than the Company, Meridian Mutual or an employee benefit plan of the Company. There are additional conditions that could result in a change-in-control event. MIGI may not waive or modify provisions of the Agreement, either before or after a change in control, without the written consent of the participant. However, either MIGI or the participant may elect not to extend the Agreement for the next calendar year by giving written notice.

         Under the Agreement, termination for other than "cause" after a change in control would entitle Ms. Oman, Mr. Hazelbaker, Mr. Hanrahan and Mr. Buedel to any earned and unpaid bonus and to a lump sum payment equal to 2.99 times their average annual cash compensation received over the past five years. All other eligible executives would receive any earned and unpaid bonus and a lump sum payment equal to two times their average annual cash compensation received over the past five years.

Compensation of Directors

         MIGI directors who are also salaried employees of the Company receive no fees for services as directors. MIGI Board members who were not salaried Company employees and who did not serve on the Board of any affiliates received an annual retainer of $15,000 in 1999. Of that, $10,000 was paid in cash and $5,000 in MIGI Common Shares. The Common Shares were valued at their fair market value two days after MIGI's annual results were released to the public. Effective April 2000, the annual retainer has been increased to $20,000. Of that amount, $5,000 is payable in MIGI Common Shares, and the balance is payable in any combination of cash and MIGI Common Shares at the election of the Director. Nonemployee MIGI Board members serving on the Board of an affiliate receive a $1,000 annual retainer from MIGI.

         The Chairman of the MIGI Board earned a total stipend of $30,000 in 1999, of which $10,000 was paid in MIGI Common Shares. Effective April 2000, the Chairman's annual retainer has been increased to $40,000. While $10,000 is payable in MIGI Common Shares, the Chairman may elect to take the remaining $30,000 in any combination of cash and MIGI Common Shares. The chairmen of one or more affiliated Boards or one or more Board committees receive an additional $1,600 per year for services in those capacities. All directors, aside from salaried employees, receive per diem meeting fees of $1,000 for each Board or Committee meeting they attend.

         MIGI had a defined benefit pension plan for the benefit of eligible nonemployee directors of MIGI or Meridian Mutual until the Board terminated the plan in February 2000. Directors became eligible to participate in the plan after completing five years of credited service. This meant all calendar years the nonemployee director attended at least 50 percent of the regular quarterly meetings. The plan provided a monthly retirement allowance equal to 1.75 percent of the final earnings for each year of credited service. Final earnings were the five consecutive years with the highest average annual total fees paid during the period of directorship. The monthly retirement allowance began on the director's retirement date and continued monthly for his or her lifetime until the plan was terminated in February 2000. The plan also provided benefits for delayed retirement, early retirement or death. Early retirement benefits were available at age 55. The directors could select an optional method of benefit payment. When the plan was terminated in 2000, directors received a cash payment equivalent to the present value of their accrued benefit.

         MIGI has an Outside Director Stock Option Plan. An "outside director" is a director of either MIGI or Meridian Mutual who is not a Meridian employee on the date of grant. Each Outside Director was granted an option to purchase 1,000 Common Shares in May of each year from 1994 through 1999. Ten percent stock dividends declared in 1999 and 2000 have increased each of these option grants to 1,210 shares. Each Outside Director will be granted an option to purchase 1,210 Common Shares on the date of each Annual Meeting of Shareholders in the years 2000 through 2003, unless the plan is terminated earlier. The directors will pay the Company no consideration for being granted the option. The exercise price per share will equal the fair market value of a Common Share on the date of grant. Each option will be exercisable beginning one year after the date of grant. Each option will expire no later than ten years after the date of grant.

                                   Exhibit D

                                                               September 8, 2000

The Board of Directors
Meridian Insurance Group, Inc.
2955 North Meridian Street
P. O. Box 1980
Indianapolis, IN  46206

Ladies and Gentlemen:

         We understand that American Union Insurance Company (the "Offerer") has commenced a tender offer for all of the outstanding shares of common stock, no par value per share (the "Company Shares"), of Meridian Insurance Group, Inc. (the "Company") not owned by the Offerer or its affiliates for $20.00 per share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer"). The terms of the Offer are more fully set forth in the Schedule TO (the "Schedule TO") filed by the Offerer with the Securities and Exchange Commission on August 30, 2000. We also understand that the Offerer owns approximately 20.2% of the outstanding Company Shares.

         We have been requested by the Board of Directors (the "Board") of the Company to render our opinion as to the fairness, from a financial point of view, to the holders (other than the Offerer and its affiliates) of the outstanding Company Shares (the "Independent Shareholders") of the consideration offered to such Independent Shareholders in the Offer.

         A.G. Edwards & Sons, Inc. ("A.G. Edwards"), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate or other purposes. We are not aware of any present or contemplated relationship between A.G. Edwards and the Company, the Company's directors and officers or its shareholders, or the Offerer, its directors, officers or shareholders, which in our opinion would affect our ability to render a fair and independent opinion in this matter.

         In connection with this opinion, we have, among other things:

         i.)      reviewed  the  terms  and  conditions  of the  Offer  and  the
Schedule TO;

         ii.)     reviewed  publicly   available   information   concerning  the
Company, the Offerer and its affiliates that we believed to be relevant to our analysis;

         iii.)    reviewed certain historical financial statements and operating information and financial projections for the Company furnished to us by the Company;

         iv.)     held discussions with management of the Company  regarding the past and current business operations, assets, financial condition and future prospects of the Company;

         v.)      reviewed the industry in which the Company operates;

         vi.)     reviewed  a  trading  history  of  the  Company  Shares  and a comparison of that trading history with those of other companies that we deemed relevant;

         vii.) compared certain financial information for the Company, including its recent public market valuation and the valuation proposed in the Offer, with similar information and stock market information for certain other companies, the securities of which are publicly traded;

         viii.) compared certain financial information for the Company, including its recent public market valuation and the financial terms of the Offer, with similar information for certain recent transactions deemed relevant;

         ix.)     compared the premium over recent market prices for the Company
Shares implied in the Offer to premiums in certain recent business combinations deemed relevant;

         x.)      reviewed  a  range  of  valuations  of the  Company  based  on discounted present values of its projected cash flows; and

         xi.)     completed  such other  studies and analyses that we considered appropriate.

         In preparing our opinion, A.G. Edwards has assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information publicly available or that was supplied or otherwise made available to us by the Company. We have not been engaged to, and therefore we have not, verified the accuracy or completeness of any of such information. A.G. Edwards has been informed and assumed that the financial projections supplied to, discussed with or otherwise made available to us reflect the best currently available estimates and judgments of the management of the Company as to the expected future financial performance of the Company on a stand-alone basis. A.G. Edwards has not independently verified such information or assumptions, nor do we express any opinion with respect thereto. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. A.G. Edwards has relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading.

         In performing its analyses, A.G. Edwards made numerous assumptions with respect to the property and casualty insurance industry, the various segments of the industry in which the Company operates, general business and economic conditions and government regulations, which are beyond the control of the Company. The analyses performed by A.G. Edwards are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of A.G. Edwards' analysis of the fairness, from a financial point of view, to the Independent Shareholders of the consideration offered in the Offer and are being provided to the Board in connection with the delivery of this opinion.

         A.G. Edwards' opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our opinion as expressed herein, in any event, is limited to the fairness, from a financial point of view, to the Independent Shareholders of the consideration offered in the Offer.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration which has been offered pursuant to the Offer is inadequate, from a financial point of view, to the Independent Shareholders.

         We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for such services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion and any related activities as the Company's advisor. We also have performed and may continue to perform various investment banking services for the Company. In the ordinary course of business, we may actively trade in the debt and equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         It is understood that this letter is solely for the confidential use of the Board and the Company's management and, except as required by law, may not be reproduced, summarized, described, characterized, excerpted from, referred to or given to any other person for any purpose without our prior written consent (which will not be unreasonably withheld) except that this opinion may be included in its entirety and the procedures followed in rendering this opinion may be summarized (such summary to be reviewed and approved by A.G. Edwards) in any proxy, tender offer or other materials which may be distributed to the shareholders of the Company regarding the Offer. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to whether to accept the consideration offered to the Independent Shareholders in the Offer.

                      Very truly yours,

                      A.G. EDWARDS & SONS, INC.



                      By:
                           ---------------------------------------------
                           Douglas E. Reynolds
                           Managing Director- Investment Banking